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                                                                    EXHIBIT 99.7

                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION


SERVICE CORPORATION                     )
INTERNATIONAL,                          )
                                        )
                 Plaintiff,             )
                                        )
V.                                      )
                                        )     CIVIL ACTION NO. H-96-3269
                                        )
THE LOEWEN GROUP INC.,                  )
LOEWEN GROUP, INC., AND                 )
LOEWEN GROUP INTERNATIONAL,             )
INC.                                    )
                 Defendants.            )


                                   COMPLAINT


         Plaintiff Service Corporation International ("SCI"), by its attorneys, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

         1. This action for declaratory relief and damages is brought to forestall efforts by Defendants The Loewen Group Inc., Loewen Group, Inc. and Loewen Group International, Inc., (collectively "the Loewen Defendants") to injure SCI by disseminating false and misleading information to The Loewen Group Inc. ("Loewen") shareholders, who are considering whether to participate in a business combination of Loewen and SCI. Further, SCI seeks monetary relief for the damages it has incurred as a result of the Loewen Defendants' tortious interference with its prospective business relationships. As alleged in detail below, since SCI initially proposed a business combination with Loewen, the Loewen Defendants have embarked on an ongoing





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campaign to create the impression that they can block or impede any such business combination under the federal antitrust laws. The purpose of this campaign is to thwart or hamper, through prohibited or illegal means, SCI's consummation of a business combination with Loewen by causing Loewen shareholders to make ill-informed decisions with respect to any SCI exchange offer and influence them not to participate in such an offer. Accordingly, SCI seeks a declaratory judgment pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 et seq., that the Loewen Defendants in fact have no standing to institute any federal antitrust action seeking to block or impede SCI's offer. Further, SCI seeks monetary relief for the damages it has suffered as a result of the Loewen Defendants' tortious interference with SCI's prospective business relationships.

                              PARTIES AND SERVICE

         2. Plaintiff SCI is a Texas corporation with its corporate offices in Houston, Texas. SCI is an owner and operator of funeral homes, cemeteries, and crematoria.

         3. Defendant The Loewen Group Inc. is a British Columbia (Canada) corporation with its principal executive offices in Burnaby, British Columbia. Loewen is also an owner and operator of funeral homes and cemeteries, some 27 of which are located in this District. Service may be made on Loewen by international registered mail and under the terms of the Hague Convention for Service Abroad of Extrajudicial Documents. The recipient central authority for such service request is: Ministry of the Attorney General for British Columbia, Office of the Deputy Minister, Fifth Floor, 910 Government Street, Victoria, British Columbia, Canada, V8V 1X4. The address for The Loewen Group Inc. is: 4126 Norland Avenue, Burnaby, British Columbia, Canada, V5G 3S8. The appropriate fees for affecting such service have been




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tendered by SCI, and SCI requests that return of service be implemented on SCI at its address:  1929 Allen Parkway, Houston, Texas, 77019, U.S.A.

         4. Defendant Loewen Group, Inc. is a Kentucky corporation doing business in the State of Texas. It does not maintain a registered office or agent and it can be served with process by serving the Secretary of State for the State of Texas at the Capitol Building, 1019 Brazos, Room 105, Austin, Texas 78701.

         5. Defendant Loewen Group International, Inc. is a Delaware corporation doing business in the State of Texas. It does not maintain a registered office or agent and it can be served with process by serving the Secretary of State for the State of Texas at the Capitol Building, 1019 Brazos, Room 105, Austin, Texas 78701.

                             JURISDICTION AND VENUE

         6. This Court has jurisdiction over this action pursuant to 15 U.S.C. Section 4, 15 U.S.C. Section 25, 28 U.S.C. Section 1331, and 28 U.S.C. Section 1332.

         7. Venue is proper in this District under 15 U.S.C. Section 15, 15 U.S.C. Section 22, and 28 U.S.C. Section 1391(b).

         8. The amount in controversy exceeds the jurisdictional minimum amount for this Court.

         9. This District is a particularly appropriate forum for this action. Among other things: SCI is a Texas corporation with its corporate headquarters and significant business operations in this District; the Loewen Defendants conduct business in this District; SCI's proposed business combination with Loewen was conceived and planned in this District; a majority of the books, records, and documents that are relevant to any antitrust objections to the



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SCI offer that the Loewen Defendants might attempt to raise are located in this
District; and a majority of the likely witnesses with respect to any such objections are likewise located in this District.

                      SCI'S OFFER TO ACQUIRE LOEWEN STOCK

         10. On September 17, 1996, SCI proposed to Loewen a combination of the two companies by means of a stock-for-stock exchange that would value Loewen's stock at $43 per share -- a value approximately 49% above the price of Loewen stock the month before the offer was announced.

         11. On September 24, 1996, Loewen's Chairman, Raymond L. Loewen, wrote to SCI, stating that the Loewen board had rejected SCI's offer and contending that Loewen shareholders would receive "maximize[d]" value for their investment through implementation of Loewen's "long-term business plan as an independent company" rather than through acceptance of SCI's offer.

         12. Following the rejection of its proposal, on October 1, 1996, the SCI Board of Directors authorized the commencement of an exchange offer for all outstanding shares of Loewen at an exchange ratio that would value Loewen stock at $45.00 per share.

                        LOEWEN'S CAMPAIGN TO MISLEAD ITS
          SHAREHOLDERS AS TO THE VALIDITY AND ADEQUACY OF SCI'S OFFER

         13. Not content to allow its shareholders to decide for themselves whether they wish to participate in SCI's premium offer for Loewen stock, Loewen immediately set out to thwart, through prohibited or illegal means, SCI's consummation of a business combination with Loewen. As set forth below, Loewen has repeatedly insinuated that there are federal antitrust



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objections to a combination between SCI and Loewen, and that Loewen could take action to block or impede SCI's offer on the basis of those purported objections.

         14. On September 24, 1996, in announcing the Loewen board's rejection of SCI's offer, Mr. Loewen was quoted on the PR Newswire as stating that "SCI clearly intends to eliminate its most formidable competitor in the North American marketplace, diminishing the opportunities for independent funeral home and cemetery operators."

         15. That same day, Loewen sent a letter to its shareholders, characterizing SCI's offer as an "attempt[] to . . . eliminate [Loewen] as its most formidable competitor in the North American markets" and stating that the Loewen board has "serious questions about SCI's motives."

         16. On September 25, 1996, in a conference call on the Dow Jones Investor Network, Mr. Loewen continued, asserting that "I honestly can't believe that our Federal Trade Commission . . . would allow this kind of a transaction to take place, to take a major competitor out of the business. I can't believe it." Mr. Loewen then concluded the call by stating that "[i]f they were to eliminate us, clearly the price of acquisitions would go down significantly; I am sure the regulators would take that into consideration" and that "I'm sure the industry . . . would rise up in arms before it would ever get to that point."

         17. Mr. Loewen reiterated these insinuations in the September 26, 1996 edition of the Financial Post, claiming yet again that "SCI is trying to eliminate a competitor" and asserting that, "if the U.S. Federal Trade Commission has any teeth at all, it will not allow SCI to gobble up its major competitor."



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         18.     Loewen's campaign has since become even more transparent:  on
September 27, 1996, Reuters reported Loewen as stating that "it believes antitrust concerns would be a major obstacle to the takeover"; and The New York Times quoted Mr. Loewen to the effect that "[i]t is clear that our competitors out of Texas do not like competition."

         19. Two days later, on September 29, 1996, both Reuters and the PR Newswire published references by Mr. Loewen to the purported "anticompetitive effects of the proposed acquisition," and a spokesman for Loewen was quoted by Bloomberg as saying that "a combination of the two companies would limit the number of acquirers" of cemeteries and funeral homes.

         20. Mr. Loewen has also stated that the Loewen board did not merely reject the SCI offer, but "passionately rejected" the offer, indicating that Loewen intends to engage in a vigorous effort to block or impede the proposed business combination.

         21. Among other things, these statements were designed and intended to create the impression among Loewen shareholders and the public that the Loewen Defendants have the ability to institute an action to block or impede SCI's offer as in claimed violation of the federal antitrust laws under any number of potential theories, including the theory that the acquisition would eliminate competition in a "market" for control of independently owned funeral homes and cemeteries. And the statements have in fact had this effect: at least one financial analyst has expressed the view that he "would not be surprised to see Loewen attempt . . . legal road blocks" (First Call Research Network, September 30, 1996).

         22. In fact, however, the Loewen Defendants have no ability to institute any action seeking to block or impede SCI's offer as in claimed violation of the federal antitrust laws.



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Relying on the Supreme Court's decision in Cargill v. Monfort of Colorado,
Inc., 479 U.S. 104 (1986), a number of courts, including the United States Court of Appeals for the Fifth Circuit, have expressly held that a target company does not suffer "antitrust injury" sufficient to confer standing to sue under the federal antitrust laws, because the target company will suffer a loss of independence whether or not the takeover violates antitrust principles. Moreover, the principal antitrust theory that Loewen has advanced is entirely without merit, because, among other things, "the death care industry acquisition market is extremely competitive" (Loewen 10-Q, for quarter ending June 30, 1996), there are no barriers to entry to any such "market," and the "market" for the acquisition of funeral homes and cemeteries is not a relevant market for purposes of antitrust law.

         23. Further, Loewen has intentionally misrepresented the business practices of SCI. Mr. Loewen was quoted: "It would be very hard for me to sell to a company that has a history of slashing and burning." He has referred to SCI in a manner designed to depict SCI as a cold, mirthless scavenger. Simultaneously, the Loewen Defendants have intentionally failed to disclose material facts to Loewen shareholders, including material facts relating to Loewen's recently announced business combinations with The Rose Hills Memorial Park Association and Roses, Inc., and Prime Succession Inc., so as to artificially inflate the value of Loewen stock and mislead Loewen shareholders with respect to the financial condition and prospects of Loewen.

                   INJURY TO SCI CAUSED BY LOEWEN'S CAMPAIGN

         24. SCI does not know whether -- notwithstanding their lack of standing to sue -- the Loewen Defendants in fact intend to attempt to institute an action to block or impede SCI's offer



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under the federal antitrust laws. Loewen's efforts to create the impression that the Loewen Defendants can do so, however, have injured and continue to threaten to injure SCI even apart from any actual attempt by the Loewen Defendants to institute such an action:

                 (a) In order to be successful, SCI's offer will have to be accepted by a substantial majority of the holders of Loewen's stock. Loewen's efforts to call into question the ability of SCI to consummate a business combination with Loewen by creating the impression that the Loewen Defendants have the capacity to block it under the federal antitrust laws have created, and threaten to continue to create, confusion, cause Loewen shareholders to make ill-informed decisions, and influence them not to participate in SCI's offer, thereby preventing SCI from gaining the necessary acceptances.

                 (b) Loewen's shareholders, moreover, are especially susceptible to Loewen's misinformation campaign. Loewen -- as a Canadian company -- has many shareholders who are not located in the United States and who are consequently particularly unfamiliar with the intricacies of American antitrust laws.

                 (c) Indeed, the press has already reported that "some concern" has been raised "on Wall Street about potential antitrust issues" regarding an SCI-Loewen combination (Reuters, September 20, 1996) and that "[t]raders" have "cited potential antitrust issues" as grounds for uncertainty about the SCI offer (Reuters, September 17, 1996).

                 (d) Loewen is aware of the foregoing, and the desire to create confusion and misinformation, and thereby influence its shareholders to decline to participate in SCI's offer, has been its principal motivation for engaging in the conduct described above.




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         25.     SCI accordingly needs declaratory relief from this Court
making clear that the Loewen Defendants in fact do not have standing to institute any federal antitrust action to block or impede SCI's offer, in order to dispel the false contrary impression sought to be created by the Loewen Defendants and to reassure Loewen shareholders that the Loewen Defendants do not have standing to institute such an action.

         26. Further, by its campaign of misinformation, Loewen has unlawfully interfered with SCI's ability to acquire Loewen stock through the exchange offer and consummate the proposed business combination.

                             FIRST CLAIM FOR RELIEF

         27. Plaintiff repeats and realleges paragraphs 1 through 26 as if set forth herein.

         28. The SCI Board of Directors has authorized the commencement of an exchange offer for all shares of Loewen stock.

         29. Loewen has undertaken, and is continuing to undertake, efforts to create the impression among Loewen shareholders that the Loewen Defendants have standing to bring an action to block or impede SCI's exchange offer under the federal antitrust laws.

         30. Contrary to the impression Loewen seeks to create, the Loewen Defendants do not have standing to institute any action seeking to block or impede a business combination of SCI and Loewen under any antitrust theory.

         31. Whether or not the Loewen Defendants actually intend to attempt to institute such action, their efforts to create the impression that they have the ability to do so threatens SCI with immediate irreparable injury by misleading Loewen shareholders about the validity and legality



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of the SCI offer, thereby causing them to make ill-informed decisions with respect to that offer and discouraging them from participating in it.

         32. By reason of the foregoing, an actual controversy exists between SCI and the Loewen Defendants regarding the conduct set forth above.

         33. Pursuant to 28 U.S.C. Section 2201, SCI is therefore entitled to declaratory relief from this Court.

                            SECOND CLAIM FOR RELIEF

         34. SCI repeats and realleges paragraphs 1 through 33 as if set forth herein.

         35. Loewen's actions and efforts have been designed to thwart or hamper, through prohibited and illegal means, SCI's consummation of reasonably probable stock purchases from individual Loewen stockholders. These actions have not been taken for the purpose of enhancing the value of Loewen's stock; to the contrary, these actions have been taken to entrench the position and prestige of Mr. Loewen and Loewen management.

         36. Loewen's actions and statements were made knowingly and with the intent to interfere with the prospective business relations between SCI and individual Loewen stockholders.

         37.     Loewen can offer no legal justification for its actions.

         38. SCI has been damaged by the Loewen Defendants' tortious interference with SCI's prospective business relations with individual Loewen stockholders.




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         WHEREFORE, Plaintiff SCI seeks judgment as follows:

         A. Declaring that the Loewen Defendants lack standing to institute, and accordingly may not institute, any action seeking to block or impede any SCI exchange offer for Loewen stock under any theory of federal antitrust law;

         B.      Damages related to tortious interference claims.

         C. Awarding plaintiff its costs of suit, including reasonable attorneys' fees; and

         D. Granting plaintiff such other and further relief as the Court may deem just and proper.

DATED:    October 1, 1996

                                        Respectfully submitted,


                                        /s/  JOHN L. HILL, JR.
                                        ----------------------------------------
                                        John L. Hill, Jr.
                                        State Bar No. 00000027
                                        3400 Texas Commerce Tower
                                        Houston, Texas  77002
                                        (713) 226-1200
                                        (713) 223-3717 (Fax)

                                        ATTORNEY-IN-CHARGE FOR PLAINTIFF
                                        SERVICE CORPORATION INTERNATIONAL




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OF COUNSEL:

LIDDELL, SAPP, ZIVLEY,
  HILL & LaBOON, L.L.P.
Jess H. Hall, Jr.
State Bar No. 08783000
D. Mitchell McFarland
State Bar No. 13597700
Harold K. Watson
State Bar No. 20938500
Jeff Weems
State Bar No. 21072600
James E. Essig
State Bar No. 06671900
3400 Texas Commerce Tower
Houston, Texas  77002
(713) 226-1200
(713) 223-3717 - facsimile

WACHTELL, LIPTON, ROSEN & KATZ
Bernard W. Nussbaum
Marc Wolinsky
51 West 52nd Street
New York, New York  10019
(212) 403-1000
(212) 403-2000 - facsimile



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